4 February 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 207,200 Reed Elsevier PLC ordinary shares at a price of 885.9288p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 103,630,394 ordinary shares in treasury, and has 1,163,770,673 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 4,183,560 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 120,000 Reed Elsevier NV ordinary shares at a price of €15.2095 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 63,320,193 ordinary shares in treasury, and has 671,379,744 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 2,425,000 shares.